Filed by SpectraSite, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.
Commission File No. 001-31769

America's Leading Tower Company May 4, 2005

Cautionary Language Concerning Forward- Looking Statements Statements herein regarding the proposed transaction between American Tower and SpectraSite, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about American Tower and SpectraSite management's future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower's and SpectraSite's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite shareholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite's operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in American Tower's and SpectraSite's filings with the Securities and Exchange Commission ("SEC"), including each company's Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC's website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof. Definitions to GAAP measures are provided at the end of this presentation.

Important Additional Information Will be Filed with the SEC In connection with the proposed transaction, American Tower plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to shareholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC's website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary. Participants in Solicitation American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower's participants is available in American Tower's Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite's participants is available in SpectraSite's Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Transaction Overview Jim Taiclet, CEO American Tower Corporation

Maximize return on investment through operational performance North America's Premier Tower Company Maintain / enhance position of industry scale Provide compelling total return to shareholders 1 US Tower base increases from 12K to 20K Increases share of typical 'Big 6' carrier network from 10% to approximately 20% Greater flexibility to structure win-win contracts with carriers, further enhancing market share Addition of in-building / distributed antenna systems Significantly larger revenue base to spread fixed SG&A costs in addition to $30 - $35 mm of cost synergies Proportionally more sites in top 100 major markets Identify and apply best practices from both companies Draw the best talent from both companies Lower SSI financial leverage provides incremental financial flexibility Accelerates ability to return cash to shareholders Greater size increases diversification and may ultimately lower costs of capital Greater capitalization broadens shareholder base

Transaction Summary Transaction: Stock-for-stock merger Exchange Ratio: 3.575 shares of AMT per SSI share Ownership: Approximately 59% AMT / 41% SSI Timeline: Second half 2005 closing expected Board: 6 AMT board members 4 SSI board members (including Stephen Clark and Tim Biltz) Chairman & CEO: Jim Taiclet Other Executives: Brad Singer, Steven Moskowitz, Michael Gearon, Hal Hess 2

Transaction Pricing AMT and SSI are priced at comparable multiples NPV of synergies (approximately $400 million) exceeds the premium (approximately $300 million) 3 ($ in millions, except per share data)

SpectraSite History and Transaction Rationale Stephen Clark, President & CEO SpectraSite, Inc.

SpectraSite History 4 1997 SpectraSite was founded with focus on tower ownership in large metropolitan markets Highest growth potential 1997 - 2004 Acquired ~5,300 towers from Nextel and SBC Primarily located in top 100 markets ~2,500 towers built by SpectraSite or acquired from other carriers Today Leading position in top 25, 50 and 100 BTAs Industry leading revenue and EBITDA growth over last 3 years Expansion into in-building antenna systems with exclusive rights to >300 properties (shopping malls, casinos, etc.) Over 80 installed units with plans to build 100+/year Represents attractive revenue opportunity

Transaction Rationale 5 SSI 2004 Strategic Review Extensive review of alternatives to maximize value for shareholders: Reinvest in existing core tower business Develop new ancillary business opportunities Return capital to shareholders Strategic combination Strategic Combination with AMT Combined footprint attractive to existing customers and next generation network builds Significant opportunity to reduce costs through synergies Manageable integration risks In-building / DAS opportunity Enhanced opportunity to return capital to shareholders over the long term Premium for SSI shareholders

Strategic and Operational Benefits Jim Taiclet, CEO American Tower Corporation

Key Industry Themes Support Transaction Increasing wireless traffic driven by increased subscribers, more minutes of use and greater data usage Carriers are seeking to improve coverage as a competitive response to improve customer satisfaction 3G / wireless broadband deployment gaining momentum Potential impact of carrier consolidation mitigated by need for network quality improvements and GSM/CDMA/iDEN technology incompatibility Expect multi-year network integration process The combined tower portfolio better positions American Tower to meet its customers' growing needs 6

Broad and Compelling US Wireless Footprint Combined US Tower Portfolio AMT Sites SSI Sites Over 20,000 US tower sites Over 85% of wireless towers are in the Top 100 BTA's and Core market areas: Portfolio Highlights: 1-50 BTA 51-100 BTA Core Markets Other East 9903 3432 4778 2669 7

Significant Presence in Top US Markets 8 (1) AMT Standalone and AMT Pro Forma exclude approximately 2,400 towers in Brazil and Mexico. (2) Pro forma for pending transactions. Over 85% of AMT Pro Forma U.S. Sites are in Top 100 BTA's or Core Markets AMT Pro Forma (1) AMT Standalone (1) GSL (2) CCI SSI Standalone BTA 1-50 9651 5016 6685 5281 4598 BTA 51-100 3345 2312 1541 2128 1043 Core Markets 4656 3203 1696 2286 1467 Other 2601 1901 902 903 713

More Important to Our Customers Company Total Cell Sites Tenancies AMT Pro Forma % of Network Company Total Cell Sites Tenancies AMT Pro Forma % of Network 20,000 5,800 29% 25,000 2,500 10% 45,000 8,300 18% 44,000 9,300 21% 22,000 4,800 22% 24,000 3,700 15% 8,000 2,400 30% Big 6 Total 143,000 28,500 20% 9 Source: Company reports and Wall Street research.

Customer and Revenue Diversification Maintains well balanced, diversified portfolio while improving US presence American Tower SpectraSite Combined Other WSP Broadcast Paging Int. Other Big 6 & Affiliates 0.08 0.07 0.05 0.17 0.05 0.58 Broadcast 7% Paging 5% Other 5% Int'l 17% Big 6 & Affiliates 58% Regional Voice & Data 8% Other WSP Broadcast Paging Int. Other Big 6 & Affiliates 0.07 0.06 0.01 0 0.01 0.85 Broadcast 6% Paging 1% Other 1% Big 6 & Affiliates 85% Regional Voice & Data 7% Other WSP Broadcast Paging Int. Other Big 6 & Affiliates 0.08 0.07 0.04 0.11 0.05 0.67 Broadcast 7% Paging 4% Other 4% Int'l 11% Big 6 & Affiliates 67% Regional Voice & Data 7% 10

Putting It All Together... Largest portfolio of tower assets in the industry Increases percentage of U.S. towers in Top 100 BTAs and core markets to over 85% Leading broadcast tower footprint Leading in-building footprint Improves positioning in high - growth wireless market Increases share of typical 'Big 6' carrier network from 10% to approximately 20% Largest base of tower assets in the most attractive markets Substantial operating efficiencies Enhances financial strength and flexibility Enhanced capital markets presence Strong management Largest tower portfolio in key locations Greater ability to meet carrier needs Creates value for all shareholders Scale Coverage and Reach Shareholder Value 11

Field Offices / Operations Lease and Property Administration U.S. Tower Overhead Expected Cost Synergies Administrative Professional Services Corporate Expense Target Cost Synergies ($ MM) $19 - $21 $11 - $14 $30 - $35 12

Financial Overview Brad Singer, CFO American Tower Corporation

Financial Summary Improves Adjusted EBITDA and Free Cash Flow growth Builds scale with more than 22,000 towers and $1 billion of revenue Capital Structure Strengthens AMT balance sheet Increases financial flexibility Diversity and scale should reduce ongoing cost of capital Creates leading wireless equity security 13

2004 Financial Summary ($ in millions, except number of towers) U.S. Towers U.S. Towers 12,457 12,457 7,739 7,739 20,196 International Towers International Towers 2,321 2,321 0 0 2,321 In-Building In-Building 0 0 82 82 82 Total # of Towers / In-Building Total # of Towers / In-Building 14,778 14,778 7,821 7,821 22,599 Total Revenue Total Revenue $707 $707 $355 $355 $1,062 Adjusted EBITDA Adjusted EBITDA 437 437 178 178 615 AMT Pro Forma Over $1 billion in Revenue and $600 million in Adjusted EBITDA 14

Combined 2005 Guidance and Synergies ($ in millions) Total Revenue $753 $377 $1,130 Adjusted EBITDA 488 199 722 Interest Expense 214 48 262 Capex 65 50 115 Free Cash Flow 209 101 345 Discretionary Free Cash Flow 247 141 423 AMT Pro Forma Note: Amounts reflect mid-point of outlook provided by management. (a) Based on $27 million and $10 million of required capital expenditures for AMT and SSI, respectively. (b) Includes $35 million of cost synergies. 15 (a) (b) (b) (b)

AMT: First Quarter Highlights 16 ($ in millions) Actual Actual Parameter 1Q '05 Outlook 1Q '05 1Q '04 Rental and Management Revenue $178 - $180 $182 $165 Total Revenue 181 - 183 184 169 Adjusted EBTIDA 116 - 119 119 103 Interest Expense 55 - 54 55 69 Capex 14 - 12 16 11 Free Cash Flow 47 - 53 48 23 AMT met or exceeded its guidance for the 1st Quarter of 2005 (Adjusted EBITDA increased 15% year-over-year)

Pro Forma Corporate Structure Adjusted EBITDA includes non-cash lease expenses of of $12 million and $18 million for AMT and SSI in 2004, respectively. Includes $35 million of cost synergies. Debt Profile (At 12/31/04) AMT Shareholders SSI Shareholders AMT Holdco Debt: $1,833 AMT Opco (ATI) Debt: $1,461 SSI Holdco Debt: $200 mm Senior Notes SSI Opco Debt: $550 mm Bank Facility 59% Ownership 41% Ownership Unrestricted Subsidiary ($ in millions) 17

Accelerated Balance Sheet Strengthening 2002 2003 2004 2005 Pro Forma Net Leverage 11.5 8.3 7 4.8 Target Leverage: 4.0x - 6.0x 18

Leading Wireless Equity Security Note: Based on stock price as of 5/3/05. Source: Company filings. (1) Pro forma for pending transactions. 19 $2 $4 $11 $8 $3 $5 $22 $1 $2 $1 $8 $28 $66 $7 $4 $0 $3 $3 $6 $4 $2 $0 $3 $6 $9 $12 $15 Pro Forma Sprint / Nextel Pro Forma Alltel / Western Pro Forma AMT / Nextel Partners U.S. Cellular Dobson Centennial Alamosa Crown GSL (1) SBA ($ billions) Equity Value Firm Value $30 $50 $70 $90 $86 Wireless Cons. SSI

Wrap-Up and Q&A Jim Taiclet, CEO American Tower Corporation

North America's Premier Tower Company 20 Maximize return on investment through operational performance Maintain / enhance position of industry scale Provide compelling total return to shareholders US Tower base increases from 12K to 20K Increases share of typical 'Big 6' carrier network from 10% to approximately 20% Greater flexibility to structure win-win contracts with carriers, further enhancing market share Addition of in-building / distributed antenna systems Significantly larger revenue base to spread fixed SG&A costs in addition to $30 - $35 mm of cost synergies Proportionally more sites in top 100 major markets Identify and apply best practices from both companies Draw the best talent from both companies Lower SSI financial leverage provides incremental financial flexibility Accelerates ability to return cash to shareholders Greater size increases diversification and may ultimately lower costs of capital Greater capitalization broadens shareholder base

America's Leading Tower Company Thank You

Definitions 21 Adjusted EBITDA (AMT): Income (loss) from continuing operations before depreciation, amortization and accretion and impairments, net loss on sale of long-term assets and restructuring expense, plus interest income, TV Azteca, net. Adjusted EBITDA (SSI): Operating income before depreciation, amortization and accretion expense. CAPEX: Payments for purchase of property and equipment and construction activities. Free Cash Flow: Adjusted EBITDA less interest expense and payments for purchase of property and equipment and construction activities. Discretionary Free Cash Flow: Free Cash Flow plus payments for capital expenditures related to new tower builds. Net Debt: Total long-term obligations, including current portion, less cash and cash equivalents. Net Leverage: Net Debt divided by Adjusted EBITDA